SAFRA SECURITIES LLC
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-51935

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAFRA SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

546 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jimmy You	(212) 704-9376	Jimmy.You@Safra.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Two Manhattan West, 375 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SAFRA SECURITIES LLC

TABLE OF CONTENTS

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Safra Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Safra Securities LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

New York, New York
February 20, 2026

SAFRA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	94,211,465
Cash required to be segregated under federal or other regulations		233,500
Deposits with clearing organizations		16,894,539
Securities borrowed		427,100
Receivable from brokers, dealers and clearing organizations		1,060,771
Receivable from customers		70,221
Securities owned - at fair value (including securities pledged as collateral of $110,214,084)		183,682,314
Other assets		3,745,883
TOTAL ASSETS	$	300,325,793

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Payable to customers	$	24,468,113
Payable to brokers, dealers and clearing organizations		9,586,314
Accrued expenses and other liabilities		6,108,426
Due to Parent and affiliate		1,612,655
Total liabilities		41,775,508
COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)		
MEMBER'S CAPITAL		258,550,285
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	300,325,793

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities LLC (the "Company") is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Safra National Bank of New York (the "Bank" or the "Parent") and disregarded as an entity separate from the Bank for income tax purposes. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company's business includes providing foreign and domestic securities brokerage services to its customers. The Company also engages in proprietary investments.

The Company clears and settles securities transactions and accordingly carries security accounts for customers and is subject to the requirements of Customer Protection Rule 15c3-3 ("Rule 15c3-3") and Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "U.S. GAAP").

Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant accounting estimates reflected in the Company's statement of financial condition include the measurement of fair value of the Company's securities owned. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments that are not segregated and on deposit for federal or regulatory purposes. Cash and cash equivalents include deposits with banks, money market funds, and certificate of deposits. The Company maintains its cash at various financial institutions that, at times, may be in excess of the federal insurance limits.

Cash Required to be Segregated under Federal or Other Regulations — Cash required to be segregated under federal or other regulations consists of interest-bearing cash held in a special reserve bank account pursuant to Rule 15c3-3. The Company also pledges qualifying securities owned to meet its customer reserve.

Deposits with Clearing Organizations – The Company is a member of various clearing organizations at which it maintains cash and securities required for the conduct of its day-to-day clearance activities. The Company also pledges securities owned to its clearing organizations to meet its margin requirements.

Receivable from and Payable to Customers — Receivable from customers represents credit extended to customers to finance their purchases of securities on margin. The Company monitors margin levels and requires customers to deposit additional collateral, or reduce margin positions to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. When determining the estimate of the expected credit losses for amounts receivable for margin loans, the Company considers its actual historical collection experience, the length of time the receivable has been outstanding and the credit quality of its customers. The Company continually reviews these credit quality indicators. All receivables for margin loans were current as of December 31, 2025. There were no changes in the factors that influenced management's accounting policies or their current estimate of credit losses and there were no significant write-offs during the period. As a result, the expected credit losses as of December 31, 2025, were not material. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Payable to customers primarily represents deposits of customer cash, and also includes credits in customer accounts related to sales of securities and other funds pending completion of securities transactions. Customers' securities transactions are recorded on a settlement date basis.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations — Receivable from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("securities failed to deliver"), net receivables and/or payables arising from unsettled trades, receivables from clearing organizations and commissions receivable. The Company's trades and contracts are primarily cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As of December 31, 2025 all receivables were collectible. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed to receive") and payables due to clearing organizations. The Company presents securities failed to deliver/receive on a gross basis.

Securities Borrowed and Loaned — Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowing transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions. The Company did not have securities loaned at December 31, 2025. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at contract value, which approximates fair value. Collateral is marked at fair value and received in excess of the principal amount loaned under reverse repurchase agreements to mitigate credit exposure. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. The Company did not have securities purchased under agreements to resell or securities sold under agreements to repurchase at December 31, 2024.

The Company follows FASB ASC Topic 326 – "*Financial Instruments – Credit Losses*" ("ASC Topic 326") which applies to financial assets measured at amortized cost and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient as described in FASB ASC 326-20-35-6.

The Company considers its actual historical collection experience, the length of time the receivable has been outstanding and the credit quality of its counterparties. The Company continually reviews these credit quality indicators. All receivables from broker, dealers, clearing organizations and customers were current as of December 31, 2025. There were no changes in the factors that influenced management's accounting policies or their current estimate of credit losses and there were no significant write-offs during the period. As a result, the expected credit losses as of December 31, 2025, were not material.

Securities Transactions — Securities owned are used in the Company's investment activities and are recorded at fair value in the statement of financial condition. Transactions in securities owned and securities sold, not yet purchased are recorded on a trade date basis. The Company did not have securities sold, not yet purchased at December 31, 2025. At December 31, 2025, the Company has pledged securities owned with a fair value of $5,959,320 to its SEC Rule 15c3-3 reserve bank account, and $104,254,764 to its clearing organizations to satisfy deposit requirements.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Transactions denominated in foreign currency are accounted for at the exchange rates prevailing on the related transaction dates.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of ASC 740, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. In assessing the usability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company's results of operations as a disregarded entity are included in the Bank's federal, state and local tax returns which are then included in a consolidated/combined return. Current and deferred taxes are allocated to the Company under the "separate-return" method. Under this method, the Company is assumed to file a separate return with the taxing authority, thereby reporting their taxable income or loss and paying the applicable tax to, or receiving the appropriate refund from, the Parent as if the Company was a separate taxpayer, except that net operating losses, if any, (or other current or deferred tax attributes) are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal/combined state/city tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. Accrued income taxes are included in Due to Parent and affiliate or as a tax receivable in Other

assets, as applicable, in the accompanying statement of financial condition. This method for allocating income tax expense, pursuant to this income tax allocation method is systematic, rational and consistent with the broad principles of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*.

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition including related interest and penalties.

Fair Value of Financial Instruments —The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial instruments that the Company owns are measured at fair value using bid prices. Fair value measurements do not include transaction costs. Refer to Note 8 for further details of such financial instruments.

As required by U.S. GAAP, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy are described below.

Basis of Fair Value Measurements

Level 1 Inputs —unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Valuation of these assets and liabilities does not entail a significant degree of judgment. The Company's money market mutual funds and U.S. Treasury securities are classified as Level 1 instruments.

Level 2 Inputs —inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Examples of financial instruments with such inputs include U.S. Agency securities, municipal bonds, corporate bonds.

Level 3 Inputs —unobservable inputs for the asset or liability that rely on management's own assumptions which are assumptions that management determines market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. An example of financial instruments with such inputs include certain mortgage-backed securities.

Recent Accounting Pronouncements

Segment Reporting – In November 2023, FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses and require the disclosure of the title and position of the Chief Operating Decision Maker (CODM).

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of foreign and domestic securities brokerage services to its customers as well as proprietary investments. The Company's Board of Directors has identified its Executive Committee as the CODM as it is responsible for overseeing the management of the Company, as well as, ensuring proper oversight over key functions such as Compliance, Operations, and Financial Control; providing strategic direction; and developing and monitoring progress of the Company's strategic objectives. The Company operates as one operating segment and all the Company's activities are directly attributable and allocated to the single operating segment, because the CODM manages the business activities using information of the Company as a whole to assess performance and allocate resources. As such the Company operates one reportable segment. The accounting policies applied to the reportable segment are the same as those described in the summary of significant accounting policies. Net income represents the measure of segment profit or loss, determined in accordance with the measurement principles used in measuring the corresponding amounts in the statement of income. Expenses reported on the statement of income represent significant expense categories for the reportable segment. Total assets reported on the statement of financial condition represent the measure of segment assets. Additionally, the CODM uses excess net capital (see note 14, *Net Capital Requirement*), which is not a measure of profit and loss, to make operational decisions about maintaining capital adequacy, such as reinvesting profits or paying dividends.

Income Tax Disclosures – In December 2023, FASB issued ASU No. 2023-09, *Income Taxes (Topic 740).* The amendments in ASU 2023-09 improve tax disclosure requirements through enhanced disclosures to increase visibility into various income tax components that affect the rate reconciliation based on the applicable taxing jurisdictions, as well as the qualitative and quantitative aspects of those components.

3. **CASH AND CASH EQUIVALENTS**

The Company maintained cash of $4,261,077 at one unaffiliated depository institution as of December 31, 2025. Demand deposits of $3,113,482 was held at the Bank at December 31, 2025. The Company also maintained money market accounts totaling $30,147,307; $30,135,153 was held at the Bank and $12,154 at one unaffiliated depository institution. The Company also maintained certificates of deposits totaling $740,000; $500,000 was held at the Bank and $240,000 at one unaffiliated depository institution. The Company held money market funds with a fair value of $55,949,599 at December 31, 2025. See Note 8, Fair Value Measurements.

4. **CASH AND SECURITIES REQUIRED TO BE SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS**

In accordance with SEC Rule 15c3-3, the Company as a broker carrying customer accounts, is subject to requirements related to maintaining cash and/or U.S. Government securities in a segregated reserve account for the exclusive benefit of its customers, which as of December 31, 2025, amounted to cash of $233,500 and qualified securities as defined by SEC Rule 15c3-3 with a fair value of $5,959,320.

5. **RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS**

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2025, consist of:

	Receivable	Payable
Securities failed-to-deliver / receive	$ 320,413	$ 9,574,100
Securities transactions pending settlement, net	374,321	-
Receivables from/payable to brokers, dealers and clearing organizations	366,037	12,214
Total	$ 1,060,771	$ 9,586,314

6. RELATED-PARTY TRANSACTIONS

The Company functions as a broker and has an omnibus account relationship with the Bank and customer relationships with various other affiliates. As of December 31, 2025, the Bank's omnibus account had a balance of $1,569,951 which is included in Payables to customers. Other affiliates had a balance of $316,688 which is also included in Payable to customers.

At December 31, 2025, the Company had a demand deposit, money market account, and certificate of deposit of $3,113,482, $30,135,153, and $500,000, respectively, at the Bank, which is included in Cash and cash equivalents.

The Company had a tax payable to the Bank of $1,612,653 and a receivable from the Bank and affiliate of $1,109,530 which are included in Due to Parent and affiliate and Other Assets, respectively, in the accompanying statement of financial condition.

As of December 31, 2025, the Company had a $50,000,000 uncommitted line of credit with the Bank. The Company did not have any borrowings against the line as of December 31, 2025.

7. COLLATERALIZED TRANSACTIONS

The Company borrows securities from other broker dealers to fulfill short sales by customers and delivers cash to the lender in exchange for securities. The fair value of these borrowed securities, which can be rehypothecated, was $415,753 at December 31, 2025. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as a bankruptcy or counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set-off collateral held by the Company against the net amount owed by the counterparty. Securities borrowed are open maturity transactions.

The following table presents information about the offsetting of securities and related collateral amounts as of December 31, 2025.

	Gross Amount Recognized	Gross Amount Offset in the Statement of Financial Condition	Net Amount Presented in Statement of Financial Condition	Not Offset in the Statement of Financial Condition: Financial Instruments	Not Offset in the Statement of Financial Condition: Cash Collateral Received	Net Amount
ASSETS:						
Securities Borrowed	$ 427,100	$ -	$ 427,100	$ 415,753	$ -	$ 11,347

8. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy described in Note 2. There were no transfers between Levels 1, 2, and 3 during the year ended December 31, 2025.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2025. There were no liabilities recorded at fair value as of December 31, 2025.

	Financial Assets at Fair Value as of December 31, 2025			
	Level 1	**Level 2**	**Level 3**	**Total**
ASSETS:				
Cash equivalents:				
Money market funds	$ 55,949,599	$ -	$ -	$ 55,949,599
Certificate of Deposit	740,000	-	-	740,000
	$ 56,689,599	$ -	$ -	$ 56,689,599
Securities owned:				
U.S. Government	$ 183,682,314	$ -	$ -	$ 183,682,314
	$ 183,682,314	$ -	$ -	$ 183,682,314
Total	$ 240,371,913	$ -	$ -	$ 240,371,913

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Money Market Mutual Funds and U.S. Treasury Securities

The fair value of money market mutual funds and U.S. Treasury securities is based on quoted market prices. Since these inputs are observable in active markets, they are classified as Level 1 in the fair value hierarchy.

Other Financial Assets and Liabilities

For all other financial assets and liabilities not measured at fair value, the carrying value approximates fair value due to their short term nature. These other financial assets and liabilities include cash deposited with clearing organizations, receivable and payable from/to customers, receivable and payable from/to brokers, dealers and clearing organizations, securities borrowed, due to Parent and affiliate, and accrued expenses and other liabilities.

9. INCOME TAXES

At December 31, 2025, the Company had a gross deferred tax asset of $959,067 and a gross deferred tax liability of $36,064 which is included in Other Assets in the accompanying statement of financial condition at the net amount of $923,003. A valuation allowance of $360,180 was taken on the capital tax loss carryforward of $1,408,157 on the sale of the investment portfolio in Safra Securities LLC that is not anticipated to be utilized in the coming year.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2025.

The Company is organized as a limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company entered into a legal tax-sharing agreement with the Bank to be treated as a corporate division and recognizes an allocation of income taxes in its separate financial statements pursuant to ASC 740-10-30-27A. This Accounting Standard allows an allocation of current and deferred taxes to the members of a consolidated tax group, including disregarded entities. As previously mentioned, current and deferred taxes are allocated to the Company under the "separate-return" method with certain modifications. The method for allocating income tax expense, is systematic, rational, and consistent with the broad principles of ASC 740. Pursuant to the tax-sharing agreement discussed previously, the Company reimburses the Bank for all income taxes payable. As of December 31, 2025, the Company had a tax payable of $1,612,655 with the Bank which is included in Due to Parent and affiliate on the statement of financial condition.

As of December 31, 2025, there were no unrecognized tax benefits recorded or related interest and penalties for which the Company had accrued. The Company is subject to taxation in the U.S. and state and local jurisdictions. As of December 31, 2025, the tax years after December 31, 2021 are subject to examination by the taxing authorities.

10. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

11. RISK MANAGEMENT

The Company maintains cash and cash equivalent balances in excess of FDIC insured levels at several depository institutions. The Company periodically reviews the credit standing of such depository institutions to ensure such risks are properly monitored.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on

the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has policies and procedures in place to address overall market risk, credit risk, and settlement risk defined as follows:

Market Risk - Risk of loss in a portfolio due to an adverse change in the value of a financial product

Credit Risk - Risk that a borrower will default on any type of debt by failing to make required payments

Settlement Risk - Risk that one party will fail to deliver the terms of a contract with another party at the time of settlement. Settlement risk can be the risk associated with default at settlement and any timing differences in settlement between the two parties.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a certain amount as determined by the exchange or the clearinghouse in case of a default of any of its members or pay a proportionate share of the financial obligations of another member that may default on its obligations to the exchange or the clearinghouse. The maximum potential payout under these rules cannot be estimated. The Company has not recorded any contingent liability in its statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company has a $5 million uncommitted line of credit signed with a U.S. depository institution. There were no borrowings against the line as of December 31, 2025. The Company also has a $50 million uncommitted line of credit with the Bank, as mentioned in Note 6.

From time to time, the Company is the subject of litigation proceedings which may seek monetary damages. In accordance with applicable accounting guidance, the Company establishes accruals for legal contingencies when such matters proceed to a stage where they are both probable and estimable. At December 31, 2025, there were no legal contingency accruals deemed necessary.

13. MEMBER'S CAPITAL

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid. In February 2025, the Company made a $20 million cash distribution to the Parent.

14. **NET CAPITAL REQUIREMENT**

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At December 31, 2025, the Company's net capital calculated in accordance with Rule 15c3-1 was $219,019,912 which was $217,837,508 in excess of its required minimum net capital of $1,182,404.

15. **SUBSEQUENT EVENTS**

There were no other subsequent events through February 20, 2026, the date the statement of financial condition was issued that would require recognition or disclosure in the statement of financial condition.